April 30, 2010

VIA EDGAR

Vince DiStefano U.S. Securities and Exchange Commission 100 Fifth Street, NE Washington, DC 20549

Re:

Embarcadero Funds, Inc. (File Nos. 33-98358 and 811-9116)

Dear Mr. DiStefano:

This letter responds to the comments you provided by telephone to the undersigned on April 14, 2010 relating to the registration statement filed on Form N-1A for the Embarcadero Funds, Inc. (the “Company”) on February 26, 2010.  A post-effective amendment (“PEA 25”) to the Company’s registration statement, reflecting responses to your comments, is concurrently being filed today.  Unless otherwise noted, defined terms have the same meaning ascribed to them in the prospectus.  For ease of reference, we have set forth below your comments, followed by responses to those comments.

1.  Comment:  The transmittal letter indicates that the registration statement contemplates the completion of reorganizations of three other series of the Company into the two series described in the filing, but that, at the time of the February filing, those reorganizations had not been completed.  Have those reorganizations been completed?

Response:  Yes.  The reorganization of three other series into the two series described in the registration statement has been completed.  Accordingly, descriptions of the other series, which no longer exist, do not need to be added to PEA 25.

2.  Comment:  Please note that the Company will be receiving a separate comment letter concerning its recent N-CSR/A and N-SAR filings, which may impact PEA 25.

Response:  The separate comment letter has been received, and responses to those comments have been filed separately via EDGAR.

3.  Comment:  The Company’s privacy policy appears on the inside back cover of the prospectus.  Please move the privacy policy so that it no longer appears before summary information required by Form N-1A.  It may appear after Item 8 information.

Response:  The Company’s privacy policy has been moved to appear at the back of the prospectus.

Summary Portions of the Prospectus

The following comments apply to the summary sections of both Funds’ prospectuses.

4.  Comment:  The introduction to the “Fees and Expenses of the Fund” section, before the fee tables, should read: “This table describes…”.

Response:  The disclosure has been revised accordingly in PEA 25.

5.  Comment:  In the table entitled “Shareholder Fees,” please delete footnote 1 from the table.  Also, for footnote 2, while the first sentence may remain, the rest of that sentence should be deleted.

Response:  The disclosure has been revised accordingly in PEA 25.

6.  Comment:  In the table entitled “Annual Fund Operating Expenses” and the accompanying footnotes, please make the following revisions:  (i) move the line item “Dividend Expenses on Short Sales” below “Other Expenses” in the table, (ii) revise the final line item regarding “net” expenses to read: “Annual Fund Operating Expenses After Fee Waiver/Reimbursement,” (iii) in footnote 1, delete the second sentence, (iv) delete footnotes 2 and 3, and (v) in footnote 4, delete the last sentence, revise the second to last sentence to read “The expense limit will remain in effect …” and add language indicating who may terminate the expense limit and under what circumstances.

Response:  The disclosure has been revised substantially as requested in PEA 25.  As noted below, as the Funds intend to invest at least initially in other mutual funds, a line item for “Acquired Fund Fees and Expenses” has been added to the fee tables.  As this new line item, and the line item for Dividend Expense on Short Sales, do not reflect historical expenses because they were not applicable during the 2009 fiscal year, they have been footnoted to indicate that the expenses shown for these items are “estimated.”  While “Other Expenses” reflect historical expenses, these two line items would not, and shareholders need to understand that the information presented is only estimated information.

7.  Comment:  For the examples, please confirm that the calculated numbers include the “net” expenses only for the first year, and include the gross expenses in subsequent years, after the expiration of the term of the expense limit agreement.

Response:  The examples included in PEA 25 have been calculated to include the expense limit only during the first year; thereafter they are based on the “Total Annual Fund Operating Expenses” appearing in the table.

8.  Comment:  In the first paragraph under “Principal Investment Strategies,” please delete the first sentence, the beginning of the second sentence and the third sentence.  These sentences do not describe strategies of the Fund.

Response:  The disclosure has been revised accordingly in PEA 25.

9.  Comment:  The second paragraph under “Principal Investment Strategies” indicates that the Subadvisers may invest and trade in a wide range of instruments, markets, industries and asset classes in the U.S. and outside the U.S., including emerging markets.  Please add disclosure of the types of instruments and asset classes that will be used as principal strategies, and more specificity as to these items.

Response:  Each Fund is designed to allow flexibility to the Subadvisers to pursue attractive investment opportunities across a broad spectrum of potential investments, and different Subadvisers will seek to use different instruments and asset classes in pursuing the Fund’s investment objective.  The disclosure has been revised to indicate instruments and asset classes that the Subadvisers could pursue.  However, because investments in various instruments and asset classes will fluctuate and vary with the markets and will depend upon where attractive investment opportunities can be found, disclosure has also been added indicating that investments in these instruments and asset classes will vary from time to time depending upon which Subadvisers are allocated portions of the Fund’s portfolio, the amount of those allocations, and where the particular Subadviser finds attractive investment opportunities.  While investments in some of these types of instruments and asset classes may be significant during a specific period, such investments may be insignificant shortly thereafter, depending on the markets, so it is not possible to provide more specific disclosure as to which particular instruments and asset classes will be most prevalent in the portfolio.  Any such specificity would likely become outdated and stale during the year, and it would be costly for the Fund to update the prospectus as instrument and asset class focus shifts with the markets.

10.  Comment:  The disclosure in the third paragraph under “Principal Investment Strategies” indicates that the Fund may invest directly in mutual funds that follow strategies that complement the Subadvisers’ strategies.  Is investing in other funds a principal strategy of the Fund?  If so, should a line item for “Acquired Fund Fees and Expenses” be added to the fee table?  If not, please remove the discussion from the principal strategy section.

Response:  At least initially, the Funds anticipate investing in some other mutual funds, rather than engaging all of the Subadvisers directly.  Accordingly, the disclosure concerning investing in other funds remains as a principal strategy, and estimated fees and expenses of investing in other funds has been added to the Funds’ fee tables next to the line item “Acquired Fund Fees and Expenses,” which appears directly above “Total Annual Fund Operating Expenses.”

11.  Comment:  The fourth paragraph under “Principal Investment Strategies” indicates that VWCM reviews a range of factors in evaluating Subadviser.  Please add more information and detail as to how VWCM will make allocation decisions among Subadvisers.

Response:  Additional disclosure has been added to PEA 25.

12.  Comment:  The “Principal Investment Strategies” section indicates that the Subadvisers will use a wide variety of investment strategies, “including” a combination of strategies set forth in the disclosure.  Are there other strategies that could be used that are not included in the discussion?  Are the strategies included all principal investment strategies?  If there are other strategies, please add them; if some of the included strategies are not principal investment strategies, please omit them.  Similarly, if there are risks in the “Principal Risks” section that are not principal risks, please delete them from that section.

Response:  As noted, the disclosure has been drafted to provide broad flexibility to a number of different Subadvisers to pursue investment opportunities using various investment strategies and techniques.  These strategies will vary depending on the Subadvisers who have been allocated assets at a given time, and on the strategies used by those Subadvisers in light of particular market conditions.  Thus, at any given time, some of the strategies will be used significantly by the Fund’s Subadvisers while others will not be so significant, and at other times the mix of strategies could be quite different.  The description of different strategies is intended to provide shareholders information about the potential strategies, and to avoid the need to constantly update the documents as the use of particular strategies changes, which could be relatively quickly and frequent.  While the introduction has been revised to indicate that the use of different strategies will fluctuate over time, the listed strategies have not been revised.  Likewise, the enumeration of various “Principal Risks” in that section have not been revised since the principal risks could similarly vary from period to period.

13.  Comment:  At the end of the “Principal Investment Strategies” section, there is a cross reference for where more information about the strategies can be obtained.  Please remove the cross reference.

Response:  The cross reference has been removed in PEA 25.

14.  Comment:  In the introduction to the “Principal Risks” section, please indicate explicitly that a shareholder may lose money by investing in the Fund.

Response:  The disclosure has been revised accordingly in PEA 25.

15.  Comment:  In the risk factor entitled “Non-Diversification Risk,” please revise the first sentence and combine it with the second sentence to read:  “Because the Fund will hold larger positions in a smaller number of individual securities than a diversified fund, the Fund’s value may fluctuate more, and it could incur greater losses, than if it had invested in a larger number of stocks.

Response:   The Funds now intend to meet the diversification tests to qualify as “diversified” Funds under the Investment Company Act of 1940.  As such, the risk factor related to “non-diversification” has been removed from the disclosure.  Disclosure in the Statement of Additional Information identifying the Funds as “diversified” Funds has been added.

16.  Comment:  In the risk factor entitled “Portfolio Turnover Risk,” please add additional disclosure concerning the potential tax consequences of higher turnover.

Response:  The disclosure has been revised accordingly in PEA 25.

17.  Comment:  In the lead-in paragraph to the “Annual Total Return” section, please delete the second and fourth sentences.  Please also move the sentence on updated performance information being available on the website to the end of this paragraph.

Response:  The disclosure has been revised accordingly in PEA 25.

18.  Comment:  The first footnote to the performance table indicates that the Fund’s returns after taxes on distributions and sale of Fund shares may be higher than the other returns shown because it includes the effect of a tax benefit an investor may receive resulting from the capital losses that would have been incurred.  Please delete this footnote if the returns, when inserted, do not so indicate.

Response:  The footnote has been retained because the returns after taxes on distributions and sale of Fund shares were higher than the other returns shown.

19.  Comment:  In the “Portfolio Management” section, please list only those Subadvisers with current allocations of assets.  For any Subadvisers who have been allocated assets, please add disclosure concerning the Portfolio Managers responsible for investment decisions for the Fund.

Response:  As of the date of the prospectus, no Subadvisers have been allocated assets to manage, and the Fund remains invested in high quality short term money market instruments.  When assets are allocated, the prospectus will be supplemented to list those Subadvisers who have been allocated assets, and the Portfolio Managers at those Subadvisers responsible for investment decisions will be included.

Remaining Prospectus Sections:

20.  Comment:  Under “Additional Information about the Funds” and “More Information about the Subadvisers’ Investment Strategies,” please clarify whether these disclosures relate to principal investment strategies, or whether they should be to the summary or back in the document.

Response:  As noted above, the disclosure is drafted broadly in order to provide flexibility to allow the Subadvisers to pursue attractive investment opportunities consistent with the Fund’s investment objective, and these opportunities will arise in different instruments and asset classes.  The description of different instruments used by the Fund has been moved to the summary section in light of the comment above.  The strategies used by the Subadvisers will vary depending on where attractive opportunities may be found and the Subadvisers who have allocations at a given time.  The disclosure has been revised to indicate that investments will vary over time, but the disclosures about the strategies have otherwise been retained in this section.

Statement of Additional Information:

1.  Comment:  In fundamental investment restriction #5, concerning borrowing, the restriction indicates that any borrowings that exceed 33 1/3% of the Fund’s total assets by reason of a decline in net asset value will be reduced within three days to the extent necessary to comply with the 33 1/3% limitation.  In accordance with Section 18(f)(1) of the Investment Company Act of 1940, as amended, please add disclosure indicating that the three day period for reducing borrowings to comply with the limitation excludes Sundays and holidays.

Response:  Disclosure following the Funds’ fundamental investment restrictions has been added to indicate that the period excludes Sundays and holidays.

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In connection with the above-referenced filing, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the SEC or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 415.249.1053 or my colleague Mark Perlow at 415.249.1070.

Sincerely,

/s/  Kurt J. Decko

Kurt J. Decko

cc:

Garrett Van Wagoner

Van Wagoner Capital Management, Inc.

Mark Perlow

K&L Gates LLP